UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30240 / October 23, 2012

In the Matter of

NORTHERN TRUST INVESTMENTS, INC.
FLEXSHARES TRUST
50 S. LaSalle Street
Chicago, IL 60603

FORESIDE FUND SERVICES, LLC
3 Canal Plaza, Suite 100
Portland, ME 04101

(812-13968)

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Northern Trust Investments, Inc. ("Adviser"), FlexShares Trust ("Trust") and Foreside Fund
Services, LLC filed an application on October 13, 2011, and amendments to the application on
April 16, 2012, August 16, 2012, and October 9, 2012, requesting an order under sections 6(c),
12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 ("Act") to amend a prior order
under section 6(c) of the Act granting exemptions from sections 2(a)(32), 5(a)(1), 22(d), and
22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act granting
an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the
Act granting an exemption from sections 12(d)(1)(A) and (B) of the Act ("Prior Order").[1]

The order amends the Prior Order to permit the Trust to offer exchange-traded funds based on
equity and/or fixed income securities indexes for which the Adviser or an affiliated person, as
defined in section 2(a)(3) of the Act, of the Trust, the Adviser, any sub-adviser, distributor or
promoter of a fund, is an index provider. In addition the order modifies various other terms of
the Prior Order.

On September 24, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30211). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing

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[1]   Northern Trust Investments, Inc., et al., Investment Company Act Release Nos. 29752 (Aug. 10, 2011)
(notice) and 29782 (Sept. 6, 2011) (order).

was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition, it is found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Northern Trust Investments, Inc., et al. (File No. 812-13968),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and (B) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and (a)(2) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary